UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-36150

CUSIP Number: 83587F202

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	March 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  ____________________________

PART I
REGISTRANT INFORMATION

Sorrento Therapeutics, Inc.

Full Name of Registrant

QuikByte Software, Inc.

Former Name if Applicable

4955 Directors Place

Address of Principal Executive Office (Street and Number)

San Diego, California 92121

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in the Current Report on Form 8-K filed by Sorrento Therapeutics, Inc. (the “Company”) with the Securities and Exchange Commission on March 22, 2019, Scilex Holding Company, a majority-owned subsidiary of the Company, acquired Semnur Pharmaceuticals, Inc. (“Semnur”) pursuant to a merger that was completed on March 18, 2019 (the “Semnur Acquisition”). The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019 (the “Form 10-Q”) will be the first quarterly report filing for the Company since the completion of the Semnur Acquisition. As a result of the Semnur Acquisition, the Company has determined that it will require additional time for compilation, analysis and review of information to ensure adequate disclosure of certain information required to be included in the Form 10-Q. Accordingly, the Company has determined that it is unable to file the Form 10-Q within the prescribed time period without unreasonable effort or expense. The Company expects to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jiong Shao	(858)	203-4110
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in “Part III – Narrative” of this Form 12b-25, the Semnur Acquisition was completed on March 18, 2019. As a result of the Semnur Acquisition, the Company anticipates that there will be a significant change in the results of operations from the corresponding period for the last fiscal year because its results of operations for the three-month period ended March 31, 2019 will include Semnur’s results of operations, whereas the results of operations from the corresponding period for the last fiscal year did not include any of Semnur’s results of operations.  As described above in “Part III – Narrative” of this Form 12b-25, the Company requires additional time to compile, analyze and review information to ensure adequate disclosure of certain information required to be included in the Form 10-Q. As a result, the Company is unable to provide an accurate quantitative estimate of its results of operations for the three-month period ended March 31, 2019 at this time.

Sorrento Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2019	By:	/s/ Henry Ji, Ph.D.
Henry Ji, Ph.D.
President and Chief Executive Officer

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